# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0001140361-24-050502
Filed by CIK 0002047012
Persons authorized to receive notices and communications: Catherine Pan-Giordano Esq., 51 W. 52nd Street, New York, New York (NY), 10019, (212) 415-9200; Anthony Epps Esq., 1400 Wewatta Street, Denver, Colorado (CO), 80202, (303) 352-1109

## Reporting persons
- Trina Solar (Schweiz) AG (CIK 0002047012): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 30,652,664; shared voting power 0; sole dispositive power 30,652,664; shared dispositive power 0; aggregate amount beneficially owned 30,652,664 (11% of the class)
  Comment: Percent of class calculated based on 279,271,380 shares of common stock of the Issuer outstanding as of May 8, 2026, as reported by the Issuer on the 10-Q filed with the Securities and Exchange Commission on May 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702

## Item 2. Identity and Background
Name of person filing: Trina Solar (Schweiz) AG ("Reporting Person")
Residence or business address:
Birkenweg 4
Wallisellen, Switzerland 8304
Present principal occupation or employment: The Reporting Person is engaged in the business of investment. Under the Cooperation Agreement dated December 23, 2024, upon meeting certain conditions, the Reporting Person was entitled to designate at least one "Trina Director" and did so on December 23, 2024. On December 29, 2025, the Issuer and the Reporting Person entered into an Amended and Restated Cooperation Agreement removing that appointment right, and the Trina Director resigned on March 30, 2026. Accordingly, from December 23, 2024, to March 30, 2026, the Reporting Person was deemed to be a deputized director of the Issuer.
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: Switzerland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Proceeds of sale allocated to working capital of Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: On May 21, 2026, and May 22, 2026, the Reporting Person sold a total of 22,500,000 shares of common stock of the Issuer in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 11.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole voting power: 30,652,664
Shared voting power: 0
Sole dispositive power: 30,652,664
Shared dispositive power: 0
Transactions in the class effected during the past sixty days:
On May 21, 2026, the Reporting Person sold 13,000,000 common shares of the Issuer (the "Shares"), as set forth below:

8,849,024 Shares at an average weighted price of $8.6229 per share, with sales prices ranging from $8.07 to $9.06, inclusive

1,150,976 Shares at an average weighted price of $9.2011 per share, with sales prices ranging from $9.07 to $9.43, inclusive

3,000,000 Shares at an average weighted price of $8.708 per share, with sales prices ranging from $8.61 to $8.96, inclusive

On May 22, 2026, the Reporting Person sold 9,500,000 Shares, as set forth below:

9,479,904 Shares at an average weighted price of $8.1347 per share, with sales prices ranging from $7.74 to $8.72, inclusive

20,096 Shares at $8.80 per share
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Exhibit 10.1 Cooperation Agreement dated as of December 23, 2024
Exhibit 10.2 Amended and Restated Cooperation Agreement dated as of December 29, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Incorporated by reference to Exhibit 10.5 to Schedule 13D filed with the Securities and Exchange Commission on December 27, 2024, and incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.2 - Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on December 30, 2025

## Signatures
- Trina Solar (Schweiz) AG: /a/ Vincenzo Costanzelli, Chairman of Board of Directors (05/26/2026)